

August 15, 2018

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
100 Beaver Street, Suite 201
Waltham, MA 02453

> **Re: Kala Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2018**
> **File No. 333-226748**

Dear Mr. Iwicki:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 9, 2018

Cover Page

1. We note your disclosure on the cover page and Plan of Distribution section of your sales agreement prospectus indicating that sales may be made to or through a market maker other than on an exchange or otherwise and in negotiated transactions. Please tell us whether these sales methods satisfy the "at the market" definition under Rule 415. If any sales method does not constitute a sales method that is deemed an "at the market" offering as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary. Please also revise

these sections to state that Jefferies "will be deemed" to be an underwriter within the meaning of the Securities Act.

<u>General</u>

2.   We note that you have a pending confidential treatment request for portions of Exhibit 10.1 filed in the Form 10-Q on August 9, 2018. Please be advised, we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments on your confidential treatment request have been resolved.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Lia Der Marderosian, Esq.